Consolidated Statements of Financial Position [unaudited]
As at October 31 [millions of Canadian dollars]	2006	2005 (Revised Note 3)
Assets
Current
Cash and cash equivalents	$284	$265
Short-term investments	152	-
Accounts receivable	256	247
Unbilled revenue	136	114
Inventories	97	159
Income taxes recoverable	47	3
Prepaid expenses and other	24	21
Assets held for sale [note 3]	220	114
	1,216	923

Property, plant and equipment	381	808
Future tax asset	42	41
Long-term investments and other [note 14]	191	144
Goodwill	468	479
Intangibles	380	42
Assets held for sale [note 3]	-	243
Total assets	$2,678	$2,680

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$268	$319
Deferred revenue	104	119
Income taxes payable	9	29
Current portion of long-term debt	22	12
Liabilities related to assets held for sale [note 3]	128	50
	531	529

Long-term debt	420	453
Deferred revenue	19	27
Other long-term obligations	26	35
Future tax liabilities	92	68
Liabilities related to assets held for sale [note 3]	-	143
	$1,088	$1,255
Shareholders’ equity
Share capital [note 2]	885	847
Retained earnings	730	604
Currency translation adjustment	(25)	(26)
	1,590	1,425
Total liabilities and shareholders’ equity	$2,678	$2,680
See accompanying notes

Consolidated Statements of Income
[unaudited]

	Three months to October 31		Year ended October 31
[millions of Canadian dollars, except per share amounts]	2006	2005 (Revised Note 3)	2006	2005 (Revised Note 3)
Net revenues	$291	$304	$1,140	$1,154
Cost of revenues	(189)	(184)	(743)	(709)
Selling, general and administration	(69)	(68)	(248)	(245)
Research and development [note 4]	(7)	(7)	(19)	(31)
Depreciation and amortization	(19)	(18)	(71)	(61)
Restructuring charges - net [note 5]	12	(56)	8	(61)
Other income (expense) - net [note 7]	1	(9)	(7)	(17)
Equity earnings (loss)	-	(7)	(6)	(6)
Operating income (loss)	20	(45)	54	24
Interest expense	(7)	(6)	(26)	(21)
Dividend and interest income	5	4	18	10
Income (loss) from continuing operations before income taxes	18	(47)	46	13
Income taxes recovery (expense) [note 12]	(2)	10	(14)	(12)
Income (loss) from continuing operations	16	(37)	32	1
Income (loss) from discontinued operations - net of tax [note 3]	37	(11)	113	30
Net income (loss)	$53	$(48)	$145	$31
Basic and diluted earnings (loss) per share [note 6]
- from continuing operations	$0.12	$(0.27)	$0.22	$-
- from discontinued operations	0.25	(0.07)	0.79	0.22
Basic and diluted earnings (loss) per share	$0.37	$(0.34)	$1.01	$0.22
See accompanying notes
Consolidated Statements of Retained Earnings [unaudited]

	Three months to October 31		Year ended October 31
[millions of Canadian dollars]	2006	2005	2006	2005
Retained earnings, beginning of period	$682	$657	$604	$600
Net income (loss)	53	(48)	145	31
Repurchase of shares	-	-	-	(8)
Dividends - cash	(4)	(3)	(15)	(14)
Dividends - stock	(1)	(2)	(4)	(5)
Retained earnings, end of period	$730	$604	$730	$604
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months to October 31		Year ended October 31
[millions of Canadian dollars]	2006	2005 (Revised Note 3)	2006	2005 (Revised Note 3)
Operating activities
Net income (loss)	$53	$(48)	$145	$31
Income (loss) from discontinued operations	37	(11)	113	30
Income (loss) from continuing operations	16	(37)	32	1
Items not affecting current cash flow [note 9]	60	35	110	89
Changes in non-cash working capital balances relating to operations [note 9]	(8)	42	(104)	(1)
Cash provided by operating activities of continuing operations	68	40	38	89
Cash provided by operating activities of discontinued operations	43	9	117	72
	111	49	155	161
Investing activities
Increase in deferred development charges	(5)	(4)	(11)	(18)
Acquisitions	-	(7)	-	(7)
Proceeds from MAPLE transaction	-	-	27	-
Purchase of property, plant and equipment [note 10]	(17)	(47)	(61)	(125)
Proceeds on sale of businesses and investments	4	-	6	-
Purchase of short-term investments	-	-	(152)	-
Other	4	(6)	(16)	(7)
Cash used in investing activities of continuing operations	(14)	(64)	(207)	(157)
Cash provided by (used in) investing activities of discontinued operations	(1)	4	85	(2)
Financing activities
Repayment of long-term debt	(7)	-	(8)	(1)
Decrease (increase) in deferred revenue and other long-term obligations	-	4	(8)	(5)
Payment of cash dividends	(4)	(3)	(15)	(14)
Issuance of shares	2	4	30	11
Repurchase of shares	-	-	-	(13)
Cash provided by (used in) financing activities of continuing operations	(9)	5	(1)	(22)
Cash used in financing activities of discontinued operations	(2)	(2)	(14)	(11)
Effect of foreign exchange rate changes on cash and cash equivalents	-	(1)	1	-
Increase (decrease) in cash and cash equivalents during the period	85	(9)	19	(31)
Cash and cash equivalents, beginning of period	199	274	265	296
Cash and cash equivalents, end of period	$284	$265	$284	$265
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies
These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company’s annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year amounts have been revised to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i)	Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (ARO’s), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. A liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at October 31, 2006:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	2,220	38
Balance as at October 31, 2006	144,319	$885
During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,673	$17.76
Activity during the period:
Granted	1,019	20.10
Exercised	(1,859)	14.76
Cancelled or forfeited	(983)	19.94
Balance as at October 31, 2006	5,850	$18.76

There were 3,612 stock options exercisable as at October 31, 2006.

3. Discontinued Operations
In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a $1.325 billion transaction. This strategic sale is designed to shift the Company’s business focus to the global life sciences market. In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain MDS Pharma Services businesses. As a result of these actions, these businesses are classified as discontinued operations.

The results of discontinued operations in the quarter and for the year were as follows:

	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Net revenues	$92	$161	$414	$675
Cost of revenues	(50)	(108)	(256)	(477)
Selling, general and administration	(17)	(32)	(61)	(113)
Depreciation and amortization	(2)	(3)	(10)	(14)
Goodwill write-down	-	(15)	-	(15)
Gain on sale of discontinued operations	-	-	28	-
Restructuring charges	-	(11)	(1)	(11)
Other expenses	(3)	-	(3)	-
Equity earnings (loss)	1	-	3	2
Operating income (loss)	21	(8)	114	47
Interest expense	-	-	-	(1)
Dividend and interest income	1	1	2	3
Income taxes recovery (expense)	18	(1)	7	(9)
Minority interest - net of tax	(3)	(3)	(10)	(10)
Income (loss) from discontinued operations - net of tax	$37	$(11)	$113	$30
Basic earnings (loss) per share	$0.25	$(0.07)	$0.79	$0.22

During the quarter ending October 31, 2006, a $15 million tax asset was recorded against the income tax expense relating to discontinued operations. This tax asset arises from capital losses that are available and expected to be utilized against the gain arising from the sale of MDS Diagnostic Services.

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at October 31	As at October 31
	2006	2005
Assets held for sale
Accounts receivable	$35	$63
Inventories	3	28
Prepaid expenses and other	3	3
Property, plant and equipment	32	64
Future tax asset	70	95
Long-term investments and other	15	15
Goodwill	61	88
Intangibles	1	1
Total assets held for sale	220	357
Less: Current assets held for sale[1]	(220)	(114)
Long-term assets held for sale	$-	$243

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$37	$72
Long-term debt	4	12
Other long-term obligations	7	7
Future tax liabilities	62	81
Minority interest	18	21
Total liabilities related to assets held for sale	128	193
Less: Current liabilities related to assets held for sale[1]	(128)	(50)
Long-term liabilities related to assets held for sale	$-	$143
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

4. Research and Development

	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Gross expenditures	$17	$18	$60	$86
Investment tax credits	(1)	(2)	(9)	(8)
Recoveries from partners	(7)	(6)	(25)	(32)
Development costs deferred	(2)	(3)	(7)	(15)
Research and development	$7	$7	$19	$31

For the three months ended October 31, 2006, depreciation and amortization includes $2 million (2005 - $1 million) related to equipment used for research and development.

5. Restructuring Charges
An analysis of the activity in the provision through October 31, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at October 31, 2006
		Cash	Non-cash
2005:
Workforce reductions	$42	$(36)	$(1)	$5
Equipment and other asset write-downs - adjustment	8	-	(8)	-
Contract cancellation charges	12	(2)	(10)	-
	$62	$(38)	$(19)	$5
2006:
Workforce reductions	$1	$-	$-	$1
Contract cancellation charges	(9)	-	10	1
	$(8)	$-	$10	$2
				$7

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

6. Earnings Per Share
a) Dilution

	Three months to October 31		Year ended October 31
(number of shares in millions)	2006	2005	2006	2005
Weighted average number of Common shares outstanding - basic	144	142	144	142
Impact of stock options assumed exercised	-	-	-	-
Weighted average number of Common shares outstanding - diluted	144	142	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Net income (loss)	$53	$(48)	$145	$31
Compensation expense for options granted prior to November 1, 2003	-	(1)	(2)	(5)
Net income (loss) - pro forma	$53	$(49)	$143	$26

Pro forma basic earnings (loss) per share	$0.37	$(0.35)	$0.99	$0.18
Pro forma diluted earnings (loss) per share	$0.37	$(0.35)	$0.99	$0.18

During the quarter, the Company granted 9,000 options (2005 - 26,000) at an average exercise price of $19.77 (2005 - $20.84). These options have a fair value determined using the Black-Scholes model of $4.18 per share (2005 - $7.01) based on the following assumptions:

	2006	2005
Risk-free interest rate	4.0%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.21	0.32
Expected time to exercise (years)	3.25	5.25

7. Other Income (Expense) - Net
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Write-off of purchased technology	$-	$-	$-	$(8)
Write-down of long-term investments	-	(6)	-	(6)
Write-down of other long-term assets	-	-	(1)	-
Unrealized gain (loss) on interest rate swaps	2	(3)	-	(3)
Loss on sale of MAPLE assets	-	-	(10)	-
Gain on sale of businesses and investments	-	-	2	-
Insurance settlement	(1)	-	2	-
Other income (expense) - net	$1	$(9)	$(7)	$(17)

8. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2005 - $nil).

9. Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Depreciation and amortization	$19	$18	$71	$61
Write-down of long-term investments	-	6	-	6
Stock option compensation	(1)	1	4	3
Deferred revenue	(1)	(7)	(7)	12
Future income taxes	37	(1)	22	(14)
Equity earnings - net of distribution	7	8	12	8
Write-off of purchased technology	-	-	-	8
Write-down of property, plant and equipment	-	7	1	7
Loss on sale of MAPLE assets	-	-	10	-
Gain on sale of businesses and investments	-	-	(2)	-
Unrealized loss (gain) on interest rate swaps	(2)	3	-	3
Other	1	-	(1)	(5)
	$60	$35	$110	$89

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31
	2006	2005	2006	2005
Accounts receivable	$(17)	$(19)	$(9)	$(8)
Unbilled revenue	51	(8)	(22)	(26)
Inventories	5	5	63	(4)
Prepaid expenses and other	17	5	(7)	(6)
Accounts payable and deferred revenue	(1)	70	(66)	63
Income taxes	(63)	(11)	(63)	(20)
	$(8)	$42	$(104)	$(1)

10. Segmented Information

				Three months to October 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$137	$85	$69	$-	$291
Cost of revenues	(101)	(44)	(44)	-	(189)
Selling, general and administration	(43)	(16)	(3)	(7)	(69)
Research and development	-	(2)	(5)	-	(7)
Depreciation and amortization	(9)	(4)	(6)	-	(19)
Restructuring charges - net	1	2	-	9	12
Other income (expense) - net	(1)	-	-	2	1
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(16)	$21	$11	$4	$20

Total assets	$985	$697	$186	$590	$2,458

Capital expenditures	$11	$-	$3	$3	$17

				Three months to October 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$135	$96	$73	$-	$304
Cost of revenues	(95)	(44)	(45)	-	(184)
Selling, general and administration	(31)	(20)	(5)	(12)	(68)
Research and development	-	(1)	(7)	1	(7)
Depreciation and amortization	(9)	(6)	(3)	-	(18)
Restructuring charges - net	(20)	(4)	(3)	(29)	(56)
Other income (expense) - net	(6)	-	-	(3)	(9)
Equity earnings (loss)	-	-	1	(8)	(7)
Operating income (loss)	$(26)	$21	$11	$(51)	$(45)

Total assets	$911	$789	$222	$401	$2,323

Capital expenditures	$13	$26	$1	$7	$47

				Year ended October 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$522	$338	$280	$-	$1,140
Cost of revenues	(399)	(172)	(172)	-	(743)
Selling, general and administration	(137)	(58)	(18)	(35)	(248)
Research and development	-	(4)	(15)	-	(19)
Depreciation and amortization	(34)	(16)	(21)	-	(71)
Restructuring charges - net	-	2	-	6	8
Other income (expense) - net	4	(10)	-	(1)	(7)
Equity earnings (loss)	(1)	-	-	(5)	(6)
Operating income (loss)	$(45)	$80	$54	$(35)	$54

Capital expenditures	$41	$-	$8	$12	$61

				Year ended October 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Corporate and Other	Total
Net revenues	$543	$325	$286	$-	$1,154
Cost of revenues	(380)	(163)	(166)	-	(709)
Selling, general and administration	(147)	(57)	(19)	(22)	(245)
Research and development	(2)	(4)	(26)	1	(31)
Depreciation and amortization	(31)	(17)	(12)	(1)	(61)
Restructuring charges - net	(24)	(4)	(3)	(30)	(61)
Other income (expense) - net	(14)	-	-	(3)	(17)
Equity earnings (loss)	-	-	1	(7)	(6)
Operating income (loss)	$(55)	$80	$61	$(62)	$24

Capital expenditures	$30	$61	$6	$28	$125

11. Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at October 31		As at October 31
		2006		2005
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$1	$1	$4	$7
Currency forward and option	- liabilities	$-	$-	$(1)	$(1)
Interest rate swap and option contracts		$(2)	$(2)	$(3)	$(3)

As of October 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$64 million, and in certain circumstances up to US$82 million, at a weighted average exchange rate of C$1.1412 maturing over the next five months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

12. Income Taxes
A reconciliation of expected income taxes to reported income tax expense (recovery) is provided below. The effective rate for the quarter was 11% (2005 - 21%).

	Three months to October 31	Three months to October 31
	2006	2005
Expected income taxes expense (recovery) at MDS’s 35% (2005 - 35%) statutory rate	$6	$(16)
Increase (decrease) to tax expense (recovery) as a result of:
Impact of tax rate changes on future tax balances	(4)	-
Restructuring charges not eligible for tax recognition	-	6
Reported income tax expense (recovery)	$2	$(10)

13. Commitments
As at October 31, 2005, MDS had a remaining five-year commitment of $211 million related to the outsourcing of the information technology infrastructure. During the year, MDS reached an agreement with the current service provider and has begun to transition these services to new providers. The Company has entered into contracts totalling $50 million over five years associated with these new agreements.

During the year, the Company pledged a $15 million letter of credit in support of future site remediation costs for our Kanata facility.

14. Subsequent Events

a) On October 5, 2006, MDS announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services to Borealis Infrastructure Management Inc. in a $1.325 billion transaction. MDS expects to realize net proceeds of approximately $1.1 billion, after the provision for taxes, expenses and amounts attributable to minority interests and to report a gain of approximately $0.9 billion in the first quarter of 2007. A portion of the purchase price may be retained for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS. The transaction is subject to conditions and customary approvals including regulatory consents and approval from the shareholders of LPBP Inc., the limited partner of the entity that owns the majority of the assets used in the Ontario laboratory business. On November 24, 2006 the shareholders of LPBP Inc. approved the sale by MDS Laboratory Services, L.P. of substantially all of its assets under these agreements. The transaction is expected to close by the end of January 2007.

b) Subsequent to quarter-end, MDS sold its $13 million investment in Hemosol Corp. for $13 million in cash and a $2 million note receivable.

c) Subsequent to quarter-end, MDS announced the closure of its Phase I facility in New Orleans, which was being reconstructed after it was damaged by Hurricane Katrina in 2005. Also subsequent to quarter-end, MDS completed the sale of its local Spanish clinical development business in Madrid, Spain.

15. Comparative Figures
Certain figures for the previous year have been reclassified to conform with the current year’s financial statement presentation. In addition, segmented information for 2005 has been revised to reflect the discontinued operations reported.